UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

AST SpaceMobile, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

00217D100

(CUSIP Number)

Hiroshi Mikitani

c/o Rakuten Mobile, Inc.

Rakuten Crimson House

1-14-1 Tamagawa, Setagaya-Ku

Tokyo 158-0094 Japan

+81-50-5817-1140

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00217D100	13D	Page 1 of 14 pages

1	Names of Reporting Persons Rakuten Mobile Service USA Inc.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
NUMBER OF	7	Sole Voting Power 28,520,155 (1) (See Item 5)
SHARES BENEFICIALLY OWNED BY EACH	8	Shared Voting Power 0
REPORTING PERSON WITH	9	Sole Dispositive Power 28,520,155 (1) (See Item 5)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,520,155 (1) (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 35.53% (1)
14	Type of Reporting Person CO

(1)

Comprised of (i) 28,520,155 common units (the “AST Common Units”) of AST & Science LLC (“AST”). In addition, the Reporting Person beneficially 28,520,155 shares of Class B Common Stock of the AST SpaceMobile, Inc. (the “Issuer”) (the “Class B Common Stock”). Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. From and after April 6, 2022, the Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, under certain circumstances, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

CUSIP No. 00217D100	13D	Page 2 of 14 pages

As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(2)

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume (i) 51,729,704 shares of Class A Common Stock outstanding as of April 6, 2021, as reported on Form 8-K filed by the Issuer on April 12, 2021 (the “Form 8-K”), and (ii) the 28,520,155 shares of Class A Common Stock that Reporting Person is eligible to convert its AST Common Units into as discussed in this Schedule 13D are issued and outstanding.

CUSIP No. 00217D100	13D	Page 3 of 14 pages

1	Names of Reporting Persons Rakuten Mobile, Inc.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Japan
NUMBER OF	7	Sole Voting Power 2,500,000 (1) (See Item 5)
SHARES BENEFICIALLY OWNED BY EACH	8	Shared Voting Power 0
REPORTING PERSON WITH	9	Sole Dispositive Power 2,500,000 (1) (See Item 5)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 (1) (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 4.83% (2)
14	Type of Reporting Person CO

(1)	Comprised of 2,500,000 shares of Class A Common Stock of the Issuer.

CUSIP No. 00217D100	13D	Page 4 of 14 pages

As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(2)

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume 51,729,704 shares of Class A Common Stock outstanding as of April 6, 2021, as reported on Form 8-K filed by the Issuer.

CUSIP No. 00217D100	13D	Page 5 of 14 pages

1	Names of Reporting Persons Hiroshi Mikitani
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Japan
NUMBER OF	7	Sole Voting Power 31,020,155 (1) (See Item 5)
SHARES BENEFICIALLY OWNED BY EACH	8	Shared Voting Power 0
REPORTING PERSON WITH	9	Sole Dispositive Power 31,020,155 (1) (See Item 5)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,020,155 (1) (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 38.64% (2)
14	Type of Reporting Person IN

(1)

Comprised of (i) 2,500,000 shares of Class A Common Stock of the Issuer and (ii) 28,520,155 AST Common Units of AST LLC. In addition, the Reporting Person beneficially own 28,520,155 shares of Class B Common Stock of the Issuer. Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. From and after April 6, 2022, the Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, under certain circumstances, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

CUSIP No. 00217D100	13D	Page 6 of 14 pages

As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(2)

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume (i) 51,729,704 shares of Class A Common Stock outstanding as of April 6, 2021, as reported on Form 8-K filed by the Issuer, and (ii) the 28,520,155 shares of Class A Common Stock that Reporting Person is eligible to convert its AST Common Units into as discussed in this Schedule 13D are issued and outstanding.

CUSIP No. 00217D100	13D	Page 7 of 14 pages

Item 1.          Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of AST SpaceMobile, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, Texas 79706. Prior to the Business Combination (as defined below), the Issuer was known as New Providence Acquisition Corp. (“NPA”).

Item 2.         Identity and Background.

The Schedule 13D is being filed by Rakuten Mobile Service USA Inc., a corporation formed under the laws of Delaware (“Rakuten USA Service”), Rakuten Mobile, Inc. (“Rakuten”), a corporation formed under the laws of Japan, and Hiroshi Mikitani, a citizen of Japan (collectively, the “Reporting Persons”). The business address of the Reporting Persons is c/o Rakuten Mobile, Inc., Rakuten Crimson House, 1-14-1 Tamagawa, Setagaya-Ku, Tokyo 158-0094 Japan. Mr. Mikitani is the founder, Chairman and Chief Executive Officer of Rakuten USA Service and has voting and investment discretion with respect to the securities held of record by Rakuten USA Service. Mr. Mikitani is the founder, Chairman and Chief Executive Officer of Rakuten and has voting and investment discretion with respect to the securities held of record by Rakuten. Mr. Mikitani is a member of the Board of Directors of the Issuer. The Reporting Persons’ primary business is the provision of internet services, with internet service businesses in e-commerce, travel, banking, marketing and media.

Rakuten USA Service, Abel Avellan (“Avellan”), Invesat LLC (“Invesat”), Vodafone Ventures Limited (“Vodafone”), ATC TRS II LLC (“American Tower”) and New Providence Management LLC (“NPA Sponsor” and together with the Rakuten USA Service, Avellan, Invesat, Vodafone and American Tower, the “Stockholder Parties”) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the Stockholder Parties, other than the Reporting Persons, are not the subject of this Schedule 13D and accordingly, none of the other Stockholder Parties is included as a reporting person. For a description of the relationship between Rakuten USA Service and the other Stockholder Parties, see Item 4 below.

During the last five years, the Reporting Persons has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 00217D100	13D	Page 8 of 14 pages

Item 3.         Source and Amount of Funds or Other Consideration.

The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 3.

Upon consummation of the Business Combination (as defined below), the Reporting Persons’ 28,520,155 then-existing common units of AST & Science LLC, a Delaware limited liability company (“AST”), then held by Rakuten Mobile Singapore PTE. LTD (“Rakuten LTD”), were reclassified as 28,520,155 common units of AST (the “AST Common Units”) that were issued to Rakuten USA Service and may be redeemed by Rakuten USA Service at any time on or after April 6, 2022 for shares of the Issuer’s Class A Common Stock on a one-to-one basis. Pursuant to the Equity Purchase Agreement (as defined below) and also in connection with the Business Combination, Rakuten USA Service received 28,520,155 shares of the Issuer’s Class B Common Stock, which afford Rakuten USA Service voting rights in the Issuer, but no economic rights. On April 6, 2021, in connection with the PIPE (as defined below) and Subscription Agreement (defined below), Rakuten purchased 2,500,000 shares of Class A Common Stock from Issuer at a price of $10.00 per share.

Item 4.         Purpose of Transaction.

The information set forth in Items, 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

Business Combination

On April 6, 2021 (the “Closing Date”), pursuant to an equity purchase agreement (the “Equity Purchase Agreement”), dated as of December 15, 2020, by and among NPA, AST, NPA Sponsor, Abel Avellan, Tom Severson, Invesat, Vodafone, American Tower, Samsung Next Fund LLC (“Samsung”) and Rakuten Ltd. (together with Mr. Severson, Invesat, Vodafone, American Tower, Abel Avellan and Samsung, the “Existing Equityholders”), and Abel Avellan in his capacity as a representative of the Existing Equityholders, NPA reorganized as an umbrella partnership-C corporation structure, in which substantially all of the operating assets of the Issuer’s business are held by AST LLC, and the Issuer’s only asset is its equity interest in AST LLC (collectively with all the transactions contemplated by the Equity Purchase Agreement, the “Business Combination”).

PIPE

On December 15, 2020, Rakuten entered into a subscription agreement (the “Subscription Agreement”) with NPA pursuant to which it purchased 2,500,000 shares of Class A Common Stock at a price of $10.00 per share on the Closing Date (the “PIPE”). The Subscription Agreement requires that the Issuer file a registration statement providing for resales of the securities in the PIPE within 30 days of the Closing Date.

CUSIP No. 00217D100	13D	Page 9 of 14 pages

A&R Operating Agreement

In connection with the Business Combination, the Issuer, AST LLC and the Existing Equityholders entered into a Fifth Amended and Restated Limited Liability Company Operating Agreement of AST LLC (the “A&R Operating Agreement”), which, among other things, will: (i) appoint the Issuer as the managing member of AST and (ii) restructure the capitalization of AST to: (a) authorize the issuance of the AST Common Units to the Issuer, (b) reclassify the existing common units and series preferred units of AST, subject to certain exceptions, held by the Existing Equityholders into AST Common Units, and (c) reclassify all of the incentive units of AST into units of ownership interest that entitle the holder to the Issuer’s incentive equity units, concurrently with and subject to adjustments to the options to purchase AST Common Units affecting the number of incentive equity units and exercise price (as applicable) thereof.

The A&R Operating Agreement and Amended and Restated Certificate of Incorporation of the Issuer prohibit transfers of AST LLC Units and shares of Class B Common Stock, subject to certain exceptions. From and after April 6, 2022, the Reporting Persons may redeem or exchange one common unit of AST LLC for one share of Class A Common Stock or, at the election of the Issuer, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer (provided that the amount of any cash settlement is limited to the net proceeds from any issuance of shares of Class A Common Stock for the purpose of satisfying such settlement).

As a result of the Business Combination, pursuant to the A&R Operating Agreement, the Reporting Person received 28,520,155 AST Common Units and 28,520,155 shares of the Issuer’s Class B Common Stock. In addition, the Reporting Person purchased 2,500,000 shares of Class A Common Stock in the PIPE.

Stockholders’ Agreement

In connection with the closing of the Business Combination, the Issuer and the Stockholder Parties entered into a stockholders’ agreement (the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, among other things, the Stockholder Parties agreed to vote all securities of the Issuer that may be voted in the election of the Issuer’s board of directors (the “Board”) held by each in accordance with the provisions of the Stockholders’ Agreement. On the Closing Date, the Board will initially consist of 13 directors, with two director seats being vacant, which Abel Avellan may fill at any time. The Stockholder Parties will have the right to nominate directors as follows: (a) the Abel Avellan may nominate seven members to the Board, including the two initial vacancies which the Reporting Person has the right to fill, (b) Invesat, Vodafone, NPA Sponsor and American Tower each may nominate one member to the Board, and (c) the Reporting Persons may nominate two members to the Board. The Stockholder Parties will respectively agree to vote for each of the foregoing nominees. Also pursuant to the Stockholders’ Agreement, the Stockholder Parties will agree to take all necessary action to cause Abel Avellan to be the chairperson of the Board. Moreover, each of the Stockholder Parties agreed until the Sunset Date (as defined therein) (i) to take all necessary action reasonably available within their power, including casting all votes to which such Stockholder Party is entitled in respect of its Voting Shares (as defined therein), whether at any annual or special meeting, by written consent or otherwise, so as to vote its Voting Shares on all matters submitted to the stockholders of the Issuer in accordance with the recommendation of the Board and (ii) not to grant, or enter into a binding agreement with respect to, any proxy to any person in respect of such party’s equity securities of the Issuer that would prohibit such party from casting such votes in accordance with the foregoing provision.

CUSIP No. 00217D100	13D	Page 10 of 14 pages

Additionally, the Stockholders Agreement prohibits Rakuten USA Service and the other Stockholder Parties from transferring shares of Class A Common Stock and Class B Common Stock received in the Business Combination prior to April 6, 2022, subject to certain exceptions.

Registration Rights Agreement

In connection with the closing of the Business Combination, the Issuer, the AST Equityholders (as defined in the Registration Rights Agreement) and NPA Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer has granted the Holders (as defined in the Registration Rights Agreement) certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement). Subject to the terms and conditions of the Registration Rights Agreement, the Reporting Person is entitled to demand registration rights and piggyback registration rights.

The foregoing descriptions of the Equity Purchase Agreement, Subscription Agreement, A&R Operating Agreement, Stockholders’ Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are each attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 00217D100	13D	Page 11 of 14 pages

Subject to the terms of the Stockholders’ Agreement and the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, in their position as a securityholder of the Issuer and in his position Board member of the Issuer, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.         Interest in Securities of the Issuer.

(a) – (b)

●

Mr. Mikitani is the founder, Chairman and Chief Executive Officer of Rakuten USA Service and has voting and investment discretion with respect to the securities held of record by Rakuten USA Service. Mr. Mikitani is the founder, Chairman and Chief Executive Officer of Rakuten and has voting and investment discretion with respect to the securities held of record by Rakuten. As such, Mr. Mikitani is deemed to be the beneficial owner of the securities held by Rakuten USA Service and Rakuten.

●

Amount beneficially owned: 31,020,155 shares of Class A Common Stock, comprised of 2,500,000 shares of Class A Common Stock and 28,520,155 shares of Class B Common Stock and AST Common Units. As decribed above, each AST Common Unit, together with the forfeit of a share of Class B Common Stock, may be exchanged for a share of Class A Common Stock (or, under certain circumstances, from and after April 6, 2022).

●	Percent of Class: 38.64%

●	Number of shares the Reporting Person has:

o

Sole power to vote or direct the vote: 31,020,155 shares, consisting of 2,500,000 shares of Class A Common Stock and 28,520,155 shares of Class B Common Stock. Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights.

o	Shared power to vote: 0

o

Sole power to dispose or direct the disposition of: 31,020,155 shares of Class A Common Stock, comprised of 2,500,000 shares of Class A Common Stock and 28,520,155 shares of Class B Common Stock and AST Common Units. As decribed above, each AST Common Unit, together with the forfeit of a share of Class B Common Stock, may be exchanged for a share of Class A Common Stock (or, under certain circumstances, from and after April 6, 2022).

o	Shared power to dispose or direct the disposition of: 0

CUSIP No. 00217D100	13D	Page 12 of 14 pages

As discussed in Item 2 above, the other Stockholder Parties are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(c)	Except as described in this Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders’ Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 00217D100	13D	Page 13 of 14 pages

Item 7.         Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement dated April 16, 2021.

2

Equity Purchase Agreement, dated as of December 15, 2020, by and among AST & Science LLC, New Providence Acquisition Corp., New Providence Management LLC, the AST Existing Equityholder Representative and the AST Existing Equityholders listed on Annex A thereto (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2020).

3

Fifth Amended and Restated Operating Agreement of AST & Science, LLC, dated as of April 6, 2021 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

4

Stockholders Agreement, dated as of April 6, 2021, by and among AST SpaceMobile, Inc., Abel Avellan, Invesat LLC, Vodafone Ventures Limited, Rakuten Mobile USA Service Inc., ATC TRS II LLC and New Providence Management LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

5

Registration Rights Agreement, dated as of April 6, 2021, by and among AST SpaceMobile, Inc., Abel Avellan, Invesat LLC, Vodafone Ventures Limited, Rakuten Mobile USA Service Inc., ATC TRS II LLC and New Providence Management LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

6

Form of Subscription Agreement, dated as of December 15, 2020, by and among New Providence Acquisition Corp. and Rakuten Mobile, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2020).

CUSIP No. 00217D100	13D	Page 14 of 14 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2021

By: /s/ Hiroshi Mikitani

Name: Hiroshi Mikitani

Rakuten Mobile Service USA Inc.

By: /s/ Kaname Sueyoshi

Name: Kaname Sueyoshi

Title:   Authorized Person

Rakuten Mobile, Inc.

By: /s/ Yoshihisa Yamada

Name: Yoshihisa Yamada

Title:   Authorized Person

EXHIBIT 1 - JOINT FILING AGREEMENT

This joint filing agreement is made and entered into as of this 16th day of April, 2021, among Rakuten Mobile Service USA Inc., Rakuten Mobile, Inc. and Hiroshi Mikitani.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Forms 3, 4, or 5 or Schedules 13D or 13G, and any and all amendments thereto and any other documents relating thereto (collectively, the “Filings”) as required to be filed pursuant to the Securities Exchange Act of 1934, as amended. The parties to this Agreement further agree and covenant that each will fully cooperate with such other parties in the preparation, timely filing, and delivery of all such Filings.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first set forth above.

Dated: April 16, 2021

By: /s/ Hiroshi Mikitani

Name: Hiroshi Mikitani

Rakuten Mobile Service USA Inc.

By: /s/ Kaname Sueyoshi

Name: Kaname Sueyoshi

Title:   Authorized Person

Rakuten Mobile, Inc.

By: /s/ Yoshihisa Yamada

Name: Yoshihisa Yamada

Title:   Authorized Person